             TROUTMAN SANDERS LLP
A T T O R N E Y S   A T   L A W
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600 PEACHTREE STREET, N.E. - SUITE 5200
ATLANTA, GEORGIA 30308-2216
www.troutmansanders.com
TELEPHONE: 404-885-3000
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December 21, 2007

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy

Re:	Wuhan General Group (China), Inc. Amendment No. 2 to Registration Statement on Form SB-2 Filed November 20, 2007 File No. 333-141372

Dear Ms. Hardy:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 7, 2007 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 to Registration Statement on Form SB-2 (the “Registration Statement”) filed by Wuhan General Group (China), Inc. (the “Company”). We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. All page references are to pages of the clean version of Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

In connection with our response, we are also sending the following documents to you via Federal Express:

1.	Four copies of this letter;

2.	Four clean copies of Amendment No. 3; and

3.	Four copies of Amendment No. 3 marked to show changes from Amendment No. 2 to Registration Statement filed on November 20, 2007.

ATLANTA • HONG KONG • LONDON • NEW YORK • NEWARK • NORFOLK • RALEIGH
 RICHMOND • SHANGHAI • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
December 21, 2007

General

1.
We note your response to comment 1 in our letter dated July 20, 2007. We continue to be concerned that aspects of the transaction being registered, including without limitation, the number of shares underlying the preferred stock and warrants that you are registering for resale and resales by affiliates of broker-dealers and greater than 10% shareholders, suggest that the transaction amounts to an offering on behalf of the issuer. As the company is not eligible to make an offering at the market at this time, you would need to revise the registration statement to fix a price at which all resales would be made and identify all selling stockholders as underwriters. Alternatively, we will not object if you reduce the amount of shares being registered for resale based on a percentage of the amount of shares held by non-affiliates. You may be able to register additional shares for resale at a later date after the selling stockholders have sold all of the shares covered by this registration statement.

We continue to believe that the registration of the Company’s common stock on the Registration Statement is a true secondary offering and should not be viewed as a primary offering on behalf of the Company. In particular, we believe that, because the Registration Statement relates to a financing that immediately followed a reverse merger transaction with a shell company, the Company should be permitted to register a number of shares greater than the Commission normally allows in registrations related to a typical PIPE transaction. We believe that this position is consistent with the guidance provided by David Lynn, Chief Counsel of the Commission’s Division of Corporation Finance, which was referenced in our November 20, 2007 letter.

In support of our position, we are attaching as Annex A hereto a chart that analyzes the number of shares that the Commission has permitted other registrants who have recently completed a reverse merger transaction (“Reverse Merger Registrants”) to register. We believe this chart demonstrates that the number of shares that the Company is seeking to register is consistent with the number of shares that the Commission has permitted other Reverse Merger Registrants to register.

In addition, we would like to clarify a point in the Staff’s comment: the Company is not seeking to register any common stock underlying warrants. All of the common stock the Company is seeking to register is issuable upon conversion of preferred stock. We believe that this is significant because the Company will not receive any proceeds from the conversion of the preferred stock or the resale of the underlying common stock.

In addition, we respectfully reiterate the following points from our letters dated July 9, 2007 and November 20, 2007:

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
December 21, 2007

•	The selling stockholders have borne the full market risk of their investment for over ten months;

•	The selling stockholders have a history of investing for the long term, not underwriting or “flipping” securities;

•	We have reduced the number of shares that we are seeking to register on the Registration Statement by over 68%;

•	The selling stockholders acquired the Company’s securities in conjunction with a traditional private placement conducted by a placement agent;

•	At the time of the private placement, the selling stockholders represented that they were acquiring the securities for investment purposes and not with a view to distribution;

•	There is no market component in the pricing of the preferred stock whereby the selling stockholders would receive more shares if the market price declines;

•	The Company will not receive any proceeds from the conversion of the preferred stock or the sale of common stock by the selling stockholders;

•	The selling stockholders do not have any ability to control the actions of the Company either by contract or exercise of voting rights;

•	The Company has never had any relationship with any of the selling stockholders other than as an investor; and

•	None of the selling stockholders has hedged its position in the Company’s securities through short sales.

In conclusion, the Company respectfully submits that, under all the circumstances involved, the offering by the selling stockholders of the common stock pursuant to the Registration Statement is a true secondary offering and should not be viewed as a primary offering on behalf of the Company.

In the event that the Staff disagrees with the above analysis, we respectfully request a meeting with the Staff to discuss this matter.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
December 21, 2007

Prospectus Summary, page 1

Private Placement, page 2

2.
Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Further, please disclose the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the preferred stock.

The Registration Statement has been amended to reflect the Staff’s comment. See page 24 of Amendment No. 3.

3.	Please disclose the following:

•	The number of shares outstanding prior to the financing transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

The Registration Statement has been amended to reflect the Staff’s comment. See page 23 of Amendment No. 3.

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

The Registration Statement has been amended to reflect the Staff’s comment. See page 52 of Amendment No. 3.

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments; and

The Company respectfully submits that this information would be misleading to investors. We presume that the dollar value of the shares registered would be calculated by reference to the bid and asked prices of the Company’s common stock on the OTC Bulletin Board as of a recent date. Because over ten months have elapsed since the closing of the private placement, the current value of the Company’s common stock is not comparable to the value of the securities sold in the private placement. The selling stockholders have borne the full market risk of their investment in the Company’s securities. Moreover, the Company does not believe that the market for its common stock is sufficiently liquid to provide an accurate value of the shares being registered.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
December 21, 2007

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

None of the selling stockholders is a registered broker-dealer. The three selling stockholders who are affiliates of registered broker-dealers are identified by note 3 to the Selling Stockholder table. See pages 53-53 of Amendment No. 3.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 34

Liquidity and Capital Resources, page 39

4.
We note your response to comment 7 in our letter dated July 20, 2007. Compare the percentage rate at which accounts receivable increased against the percentage increase in your sales during the nine month period ended September 30, 2007. Also disclose the material terms of the loan the Hubei Dilong Industrial Group and the purpose of the loan. Describe any relationship between Hubei Dilong Industrial Group and any of your officers, directors or any of their affiliates.

The Registration Statement has been amended to reflect the Staff’s comment. See page 40 of Amendment No. 3.

Interim Financial Statements

General

5.
On page 30, you disclose that you entered into a contract with Jiangsu Huangli Paper Industry Co., Ltd. to build a thermal electric power plant. If they fail to make timely payments, you are contractually bound to assume the cost to continue with the construction of the power plant. Please address the following:

•	Please disclose how you are accounting for this arrangement;

The Registration Statement has been amended to reflect the Staff’s comment. See page F-51 of Amendment No. 3.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
December 21, 2007

•
Please help us understand how you determined it is appropriate to reflect amounts related to this contract in revenue in light of your principal business activities disclosed on page F-31 and the general description of revenue-earning activities provided in SAB Topic 13:A.1;

The Company believes that it is appropriate to reflect amounts related to the contract with Jiangsu Huangli Paper Industry Co., Ltd. (“Huangli”) in revenue because this project is directly related to the Company’s “ongoing major or central operations.” The Company’s principal business operations include the construction and installation of blowers, generators and other industrial equipment. Many of the Company’s customers are power plants. In connection with the construction of the power plant for Huangli, the Company is producing four boiler furnaces and two turbine generator groups. The Company believes that it is appropriate to reflect amounts related to this contract in revenue because much of the products and services involved in this project, and the related cost, are directly related to the manufacture and installation of the generators and boilers.

In addition, the Company believes that it is appropriate to record revenue from this project because it meets the criteria specified in SAB Topic 13:A.1:

•
There is persuasive evidence that an arrangement exists because there is a written contract, which was filed as Exhibit 10.4 to the Company’s Form 10-QSB filed on November 14, 2007 (the “Huangli Contract”).

•	The Company has built generators for Huangli and used independent certification to show that such services have been rendered in building generators.
•	The Huangli Contract fixes the price for the project at RMB 195,410,000.
•	Collectability is reasonably assured. Huangli has already paid the Company RMB 60,000,000.

•	Please disclose whether you will be using this power plant for your operations as well as whether you will have any ongoing obligations related to this power plant; and

The Registration Statement has been amended to reflect the Staff’s comment. See page F-51 of Amendment No. 3.

•	Please disclose whether Jiangsu Huangli Paper Industry Co., Ltd. is a related party.

The Registration Statement has been amended to reflect the Staff’s comment. See page F-51 of Amendment No. 3.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
December 21, 2007

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

(1) Revenue Recognition, page F-33

6.
You state that revenue from the sale of blower products and generating equipment is recognized at the time of the transfer of risks and rewards of ownership, which generally occurs when the goods are delivered to customers and the title passes. On page 40 you disclose that in standard sales contracts, you receive 60% of the purchase price of a piece of equipment at the time of delivery. You receive an additional 30% of the purchase price when the equipment is installed and runs without problems for 72 hours. However, since your equipment is generally a component of a larger project, there are times that customers do not allow you to install the equipment upon delivery. You receive the final 10% at 18 months following the installation.

In light of the installation and apparent acceptance clauses in your standard sales contracts, please help us understand how you determined revenue should generally be recognized when the equipment is delivered to the customer. Refer to SAB Topic 13:A.3.b and c.

The Company believes that revenue should generally be recognized when the equipment is delivered to the customer. The Company’s standard sales contracts do not include a right of return or replacement if the product is defective or fails to meet certain criteria. The standard sales contracts only specify the timing of when payments are due. In the event that a piece of equipment does not function properly upon installation, the Company’s employees who are responsible for installation will make corrective measures at the project site.

The Company’s products are custom-manufactured and complex in nature. The Company has historically experienced little to no product “returns” or rejections. In certain instances, the Company has been required to provide additional service at a project site to resolve equipment performance problems. The Company accrues a warranty expense to account for these potential costs.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
December 21, 2007

Note 9. Construction in Progress, page F-41

7.	Please clarify in your disclosure how you arrived at the amount of Construction in Progress recorded on the balance sheet based on the amounts included in your table of major contract jobs.

The Registration Statement has been amended to reflect the Staff’s comment. See page F-41 of Amendment No. 3.

Note 15. Capitalization, page F-45

8.	We have reviewed your response to comment 14. Please address the following:

•
Please tell us for the conversion feature as well as the warrants issued whether you are permitted to settle the contract in registered or unregistered shares and whether you are required to make cash payments in the event you are unable to make timely filings with the SEC. Please refer to paragraphs 12-18 and 25 of EITF 00-19;

The Company can settle the conversion of the preferred stock and exercise of the warrants in unregistered shares.

In connection with the Company’s February 2007 private placement, the Company entered into a registration rights agreement, pursuant to which it agreed to file a registration statement with the Commission to register the resale of the shares of common stock underlying the convertible preferred stock and warrants it issued in the private placement, and to cause such registration statement to be declared effective by the Commission on or before July 7, 2007. The registration statement was not declared effective by the Commission by that date. Therefore, the Company is liable to the private placement investors for liquidated damages in an amount equal to 2% of their initial investment for each month of delinquency, provided such damages do not exceed an aggregate of 15%. However, the Company is only required to pay liquidated damages on that portion of the registrable common stock that the Commission actually allows the Company to register on the registration statement.

•
Please provide us with detailed computations which support your conclusion that there are no beneficial conversion features. Please refer to EITF 98-5 and EITF 00-27, with particular attention to paragraphs 5 and 7 of EITF 00-27;

Below is a computation that supports the Company’s conclusion that there are no beneficial conversion features:

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
December 21, 2007

A	Number of Shares Issuable Upon Conversion	10,287,554
B	Fair Market Value at Commitment Date	$2.06	[a]
C	Conversion Price	$2.33
(B-C) x A	Intrinsic Value of Conversion Feature	$(2,777,639.58)

a This is the closing price of the Company’s common stock on February 7, 2007 as quoted on the OTC Bulletin Board.

Any holder of a convertible security would not likely be able to benefit from any type of arbitrage by exercise of the convertible securities into common stock at the date of sale that would allow it to obtain securities below the market price and enjoy any riskless profit at the cost of existing stockholders.

•
Your response indicates that there are no terms within your contracts that require top-off or make whole provisions. Your disclosure on page 2 indicates that there are “make good” provisions included in the agreements. In light of these, tell us how you determined you met the criteria of paragraph 26 of EITF 00-19. Please also disclose how the escrowed shares related to this provision are treated for purposes of calculating EPS as well as how they are reflected on your balance sheets; and

In conjunction with the February 2007 private placement transaction, the Company’s controlling stockholder, Fame Good International Limited (“Fame”) entered into a securities escrow agreement with the private placement investors in which Fame agreed to certain “make good” provisions. In the securities escrow agreement, the parties established minimum performance thresholds for the 12 months ending December 31, 2007 and December 31, 2008. The 2007 performance threshold is earnings per share equal to $0.465 per share (based on 30,000,000 shares outstanding) and the 2008 performance threshold is net income equal to $22,000,000. Fame deposited into escrow a total of 9,000,000 shares of the Company’s common stock. If the Company does not achieve the 2007 or 2008 performance thresholds, some or all of the escrowed shares will be delivered pro rata to the private placement investors, with the amount distributed dependent upon the amount by which the Company fails to achieve the performance thresholds. If the Company meets or exceeds both performance thresholds, the escrowed shares will be returned to Fame. In each case in which escrowed shares are distributed, only those private placement investors who remain stockholders at the time the escrow shares become deliverable are entitled to their pro rata portion of such escrow shares.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
December 21, 2007

The “make good” provisions relate solely to Company’s achievement of specified financial performance thresholds. In addition, the “make good” obligations under the securities escrow agreement are the sole obligation of Fame; the Company does not have any obligation to deliver cash or shares to the private placement investors in connection with the securities escrow agreement. In addition, the Company will not receive any benefit from obtaining the specified performance thresholds. Therefore, we believe that there is no top-off or make whole feature as contemplated by paragraph 26 of EITF 00-19.

In addition, the private placement investors bear the market risk of their investment. Also, there is no related cash settlement feature.

The escrowed shares are included on the balance sheet at their outstanding amounts and are included in the earnings per share calculation. The escrow shares will remain outstanding regardless of whether Fame is required to distribute some or all of the escrowed shares to the private placement investors.

The Registration Statement has been amended to reflect the Staff’s comment. See page F-46 of Amendment No. 3.

•
You disclose on page 2 that you may be required to pay liquidated damages related to a registration rights agreement. Please disclose how you account for this provision in accordance with FSP EITF 00-19-2, including whether you have accrued any amounts related to this provision. Please also provide the disclosures required by paragraph 12 of this FSP.

The Registration Statement has been amended to reflect the Staff’s comment. See page F-46 of Amendment No. 3.

Exhibit 23.1

9.	Please make arrangements with Samuel H. Wong & Co., LLP to have them also consent to the reference to them under the Experts section.

The Registration Statement has been amended to reflect the Staff’s comment. See Exhibit 23.1 of Amendment No. 3.

* * * * *

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Securities and Exchange Commission
December 21, 2007

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310, Henry Rothman at (212) 704-6179 or Marlon Starr at (404) 885-3287.

Very truly yours,

/s/ Paul Davis Fancher

Paul Davis Fancher

cc:	Kuang Yuandong
Wuhan General Group (China), Inc.

Henry Rothman, Esq.
Troutman Sanders LLP

Marlon Starr, Esq.
Troutman Sanders LLP

Samuel H. Wong
Samuel H. Wong & Co., LLP

Patrick Wong
Samuel H. Wong & Co., LLP

Annex A

Registrants of Securities Following a Reverse Merger Transaction

Name of Registrant[1]	File Number	Number of Shares Registered	Number of Shares Outstanding	Percentage of Shares Outstanding Registered	Number of Shares in Public Float[2]	Percentage of Shares in Public Float Registered	Number of Fully Diluted Shares[3]	Percentage of Fully Diluted Shares Registered
Wuhan General Group (China), Inc.	333-141372	10,000,000	19,712,446	50.7%	1,800,000	555.6%	54,289,269	18.4%
China Fire & Security Group, Inc. (formerly Unipro Financial Services, Inc.)[4]	333-139498	4,695,365	3,661,677	128.2%	1,085,617[5]	432.5%	27,630,983	17.0%
China Gengsheng Minerals, Inc.	333-142922	7,437,565	24,038,183	30.9%	5,879,968	126.5%	24,412,514	30.5%
China Medicine Corporation	333-133283	10,609,476	7,380,000	143.8%	1,315,500	806.5%	17,889,476	59.3%
Fushi International, Inc.	333-131052	6,455,000	19,916,331	32.4%	4,793,386	134.7%	22,549,929	28.6%
GoFish Corp. (formerly Unibio, Inc.)	333-142460	10,990,016	24,130,276	45.5%	18,663,766	58.9%	34,815,620	31.6%
InferX Corporation	333-138949	4,473,402	10,758,905	41.6%	4,221,693	106.0%	13,788,176	32.4%
International Stem Cell Corporation	333-142048	16,686,315	35,366,495	47.2%	27,775,783	60.1%	39,246,308	42.5%
Ironclad Performance Wear Corporation	333-135288	27,117,720	29,619,992	91.6%	16,295,808	166.4%	40,441,914	67.1%
Osteologix, Inc. (formerly Castle & Morgan Holdings Inc.)	333-135664	10,100,266	21,094,694	47.9%	9,372,036	107.8%	22,074,001	45.8%
Raptor Pharmaceuticals Corp. (formerly Highland Clan Creations Corp.)	333-135207	18,266,666	29,633,333	61.6%	22,633,333	80.7%	30,433,333	60.0%
Redpoint Bio CORP (formerly Robcor Properties Inc.)	333-143507	55,851,515	78,916,157	70.8%	37,930,578	147.2%	92,879,894	60.1%
Shengtai Pharmaceutical, Inc. (formerly West Coast Car Company)	333-144235	13,125,000	18,875,000	69.5%	7,133,675	184.0%	23,350,000	56.2%
ULURU Inc.	333-139417	56,440,928	59,896,939	94.2%	27,048,850	208.7%	68,291,939	82.6%
Velcera, Inc. (formerly Denali Sciences, Inc.)	333-142432	11,071,663	12,039,804	92.0%	9,131,786	121.2%	15,022,129	73.7%

1 All of the registrants provided in this chart, which are presented in alphabetical order, have completed the registration process, except for Wuhan General Group (China), Inc., which is included for comparative purposes.
2 The number of shares in public float is calculated by subtracting the number of outstanding shares held by affiliates from the total number of outstanding shares.
3 The number of fully diluted shares includes (i) shares outstanding, (ii) shares issuable upon conversion of outstanding convertible preferred stock or convertible debt and (iii) shares issuable upon exercise of outstanding warrants. The number of fully diluted shares does not include shares issuable upon exercise of outstanding options because the number of outstanding options cannot be definitively determined upon review of the relevant registration statements.
4 Subsequent to the effective date of the registration statement, the registrant effected a mandatory conversion of its preferred stock, which was originally issued to the holders of the operating company in conjunction with the reverse merger transaction. The shares issued upon conversion of the preferred stock are not included in the number of shares outstanding and number of shares in the public float.
5 The number of shares in the public float cannot be definitively determined based upon a review of the registration statement. The amount shown is the maximum amount of shares in the public float.